FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

  Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on May 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED (registrant)

By: /s/ Leonard J. Hoskinson
Name Leonard J. Hoskinson Title: Chief Financial Officer

Dated: May 5, 2011

Exhibit 1

ULTRAPETROL REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2011

NASSAU, Bahamas, May 5, 2011 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2011.

First Quarter 2011 and subsequent events highlights:

•	Recorded first quarter 2011 revenues of $58.3 million;

•	Recorded EBITDA of $11.9 million in 2011;

•
Recorded total adjusted net loss and adjusted net loss per share of $(6.6) million and $(0.22), respectively, in 2011, which excludes the effect of a $1.1 million provision for deferred taxes on an unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business; 1

•	Delivered our seventh PSV, UP Turquoise, under a 4-year time charter with Petrobras;

•
Continued as planned with the construction of the Company's PSV new building program in the Offshore Supply Business. The UP Jasper, the next PSV under construction in China, will be delivered during the second quarter of 2011; including the UP Jasper, the Company will have eight vessels operating in its PSV fleet;

•
In the Ocean Business, the M.V. Argentino, a 2002-built, 1,054 TEUs feeder container vessel acquired in November 2010, started operations under our container feeder services in Patagonia. With the delivery of the vessel, the Company doubled the frequency in its container feeder operation in South America as of February 2011.

____________________

1 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "During the first quarter of 2011, Ultrapetrol delivered solid results, in-line with management expectations.  In our River Business, cargo volumes increased by nearly 15% year-over-year, and we posted strong EBITDA growth.  We remain well positioned to benefit from a growing soybean crop in 2011 and continue to progress with our efficiency initiatives, which have begun to have a positive effect on our financial results. Specifically, we continue to build barges in our new automated yard, and advance our re-engining program as planned."

Mr. Menéndez continued, "In our Offshore Supply Business, as anticipated, we continue to increase our fleet and expand our presence in favorable markets.  We delivered our first Chinese newbuilding, UP Turquoise, to Petrobras on a four-year contract at an attractive rate and expect to take delivery of the UP Jasper from the Chinese shipyard in the second quarter of 2011. Overall, we believe that our offshore segment will continue to benefit from the strategic investments we have made over the past 2 years.  In our Ocean Business, we continued to successfully operate our product tankers, which remain secured on existing charters.  Complementing this success, we continued to grow our container feeder operation. We are pleased to have doubled the frequency of our cabotage feeder service, which we believe bodes well for the Company's future prospects."

Mr. Menéndez concluded, "Ultrapetrol continues its transition to benefit from the favorable fundamentals in our River and Offshore Supply businesses.  Over the past two years, Ultrapetrol has made substantial investments to facilitate this strategic shift away from the drybulk market.  We have built a fully automated yard to produce barges in an assembly line, purchased 25 new heavy fuel consuming engines, and doubled our Offshore Supply fleet with newbuildings.  In addition, we started a feeder container service in our Ocean Business, which opened new and attractive opportunities for us.  Our investments have begun to positively affect our performance and we expect this to continue as we progress through the year."

Overview of Financial Results

Total revenues for the first quarter 2011 were $58.3 million, as compared with $54.2 million in the same period of 2010.

Adjusted EBITDA for the first quarter 2011 was $11.9 million, as compared with $19.6 million, in the same period of 2010. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the first quarter of 2011 was $(6.6) million or $(0.22) per share, which excluded a $(1.1) million provision or $(0.04) per share, for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Net loss for the first quarter 2011 was $(7.7) million or $(0.26) per share, as compared with net income of $7.8 million, or $0.26 per share, during the same period in 2010.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "We continue transitioning the Company so that its earnings reflect the growth in its River and Offshore Supply businesses rather than the Capesize market as it did historically. We are committed to maintaining a strong financial position and have balanced yearly principal repayments in the medium term. We have no refinancing needs in the short term and are in compliance with our covenant requirements. In addition, the financing for our PSV newbuilding program is in place."

Business Segment Highlights

River

The River Business experienced a 15% increase in the volume of cargo loaded in the first quarter of 2011 as compared with the same period of 2010.  First quarter 2011 River segment adjusted EBITDA was $6.8 million versus $5.8 million in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

In its latest report issued in April 2011, the USDA estimates that the soybean crop in Paraguay will increase to 8.1 million tons in 2011, a growth of 12.5% year on year.  The increase reflects a 10-year compounded annual growth rate (CAGR) of approximately 8% in Paraguay's soybean production and seeded areas.  The steady growth represents an important demand driver for Ultrapetrol's River Business. The Company is adding capacity and implementing various margin-expansion initiatives to profitably capitalize on the growing demand.

The Company's barge building shipyard, which is the most modern in South America, has been in full operation since the first quarter of 2010. We believe this shipyard will allow the Company to meet its share of the incremental demand growth resulting from the projected increases in volumes of liquids, soybeans and iron ore produced in the region, as well as the need to replace a large proportion of the river system fleet.  The Company has also been contracted to build six jumbo barges for a third party in its Punta Alvear shipyard which we believe will enhance the return on our investment. The Company has successfully continued the re-engining and re-powering program that aims to convert engines on eleven of its main pushboats from diesel to heavy fuel consuming. The first one started operations on May 22, 2010 and the second one was completed at the end of 2010. The next two in the program are expected to be delivered during the second quarter of 2011. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed. We have further enhanced our pushing capacity by adding three second-hand pushboats to our fleet; one large and two smaller in capacity.

Offshore Supply

In the Offshore Supply Business, we operated seven vessels in the first quarter of 2011, although the UP Turquoise only entered her charter on March 12, 2011, with the preceding days in the quarter dedicated to set-up and positioning. The adjusted EBITDA generated by the Offshore Supply segment during the first quarter of 2011 was $3.6 million, or 11.8% higher than the $3.2 million generated in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from the Offshore Supply Business increased by 4%. The increase was attributable mainly to the increase in revenues of our vessels UP Esmeralda and UP Safira which were in operation during the entire first quarter of 2011, compared to the same period of 2010 when they faced time off operation due to positioning from the North Sea into Brazil as well as registration in Brazil. An offsetting factor to the revenue increase were the offhire days of our UP Rubi and UP Agua-Marinha during the first quarter of 2011 on account of repairs and dry docking, respectively.

As planned, Ultrapetrol will continue the construction of the five remaining PSVs that will be added to the fleet. The UP Jasper, the only remaining PSV under construction in China, is expected to be delivered in the second quarter of 2011.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans, while the activity in the North Sea has increased. In addition, Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling.

Ocean

The Ocean segment generated adjusted EBITDA of $1.2 million in the first quarter of 2011 as compared to adjusted EBITDA of $12.3 million in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 19% decrease in revenues (from $17.7 million to $14.4 million) is mainly attributable to four factors: 1) a decrease in net settlements of the FFA positions accounted for as cash flow hedges of $3.4 million, 2) the sale of the Company's Capesize vessels, PrincessNadia, Princess Marisol and Princess Katherine (sold in January, April and September 2010 respectively), 3) the redelivery of the Mediator to its owners in October 2010, partially offset by the start of operations of the container feeder vessels MV Asturiano and MV Argentino in May 2010 and February 2011, respectively, and 4) the rate adjustments in line with costs increases on our Product Tanker fleet.

The Company operated a total of four vessels in its Product Tanker fleet in the first quarter of 2011 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with the oil majors that operate in the region.

In continuation of our growth strategy in our Ocean Business, we took delivery of the MV Argentino on November 19, 2010. The MV Argentino is a 2002-built, 1,054 TEUs feeder container vessel, which, following her positioning voyage from Singapore, has allowed us to double our frequency on that trade since the vessel commenced service in February 2011.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Monday, May 9, 2011, at 10:30 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 800-369-1947 (toll-free U.S.) or +1 630-395-0091 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-463-2174 (toll-free U.S.) or +1 203-369-1373 (outside of the U.S.); passcode: 5092011. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of March 31, 2011 and our audited consolidated balance sheet as of December 31, 2010

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31, 2011 (Unaudited)	At December 31, 2010
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$76,084	$105,570
Restricted cash	1,661	1,661
Accounts receivable, net of allowance for doubtful accounts of $555 in both 2011 and 2010	29,906	24,675
Operating supplies	5,576	3,176
Prepaid expenses	7,365	3,643
Other receivables	27,030	24,153
Other current assets	101	117
Total current assets	147,723	162,995

NONCURRENT ASSETS

Other receivables	4,638	5,796
Restricted cash	1,183	1,183
Vessels and equipment, net	631,980	612,696
Dry dock	5,945	5,688
Investment in affiliates and receivables from 50% owned companies	6,757	6,824
Intangible assets	1,107	1,151
Goodwill	5,015	5,015
Other assets	12,654	13,145
Deferred income tax assets	9,208	9,304
Total noncurrent assets	678,487	660,802
Total assets	$826,210	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$27,637	$24,054
Accrued interest	8,460	2,278
Current portion of long-term financial debt	28,116	27,586
Other current liabilities	9,612	10,759
Total current liabilities	73,825	64,677

NONCURRENT LIABILITIES

Long-term financial debt	471,599	471,793
Deferred income tax liabilities	17,490	16,142
Other liabilities	1,423	2,391
Total noncurrent liabilities	490,512	490,326
Total liabilities	564,337	555,003

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	271,513	271,224
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings	4,303	11,986
Accumulated other comprehensive income (loss)	(106)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders equity	256,560	263,463

Noncontrolling interest	5,313	5,331
Total equity	261,873	268,794
Total liabilities and equity	$826,210	$823,797

The following table sets forth certain unaudited historical statements of income data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars(1):

	Three Months Ended March 31,
	2011	2010	Percent Change
Revenues
Attributable to River Business	$31,276	$24,275	29%
Attributable to Offshore Supply Business	12,673	12,210	4%
Attributable to Ocean Business	14,373	17,745	-19%
Total revenues	58,322	54,230	8%

Voyage expenses
Attributable to River Business	(13,278)	(9,229)	44%
Attributable to Offshore Supply Business	(884)	(1,074)	-18%
Attributable to Ocean Business	(4,291)	(2,740)	57%
Total voyage expenses	(18,453)	(13,043)	41%

Running costs
Attributable to River Business	(8,308)	(6,420)	29%
Attributable to Offshore Supply Business	(7,577)	(6,461)	17%
Attributable to Ocean Business	(6,658)	(7,467)	-11%
Total running costs	(22,543)	(20,348)	11%

Amortization of dry dock and intangible assets	(1,092)	(924)	18%
Depreciation of vessels and equipment	(8,108)	(7,799)	4%
Administrative and commercial expenses	(7,295)	(6,241)	17%
Other operating income	1,782	448	298%

Operating profit	2,613	6,323	-59%

Financial expense and other financial expense	(8,558)	(7,452)	15%
Financial income	162	92	76%
Gains on derivative instruments, net	--	9,103
Investment in affiliates	(109)	(45)	142%
Other, net	(150)	(123)	22%
Total other (expenses) income	(8,655)	1,575

(Loss) Income from continuing operations before income taxes	(6,042)	7,898

Income taxes (expenses) benefit	(1,659)	590
Net (loss) income attributable to non-controlling interest	(18)	148

(Loss) Income from continuing operations	(7,683)	8,340

Loss from discontinued operations	--	(515)

Net (loss) income attributable to Ultrapetrol (Bahamas) Limited	$(7,683)	$7,825

(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

The following table contains our unaudited statements of cash flows for the three month periods end March 31, 2011 and 2010:

(Stated in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(7,701)	$7,973

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Loss from discontinued operations	-	515
Depreciation of vessels and equipment	8,108	7,799
Amortization of dry docking	1,048	750
Expenditure for dry docking	(1,305)	(2,102)
Gains on derivatives, net	-	(9,103)
Amortization of intangible assets	44	174
Loss on sale of vessels, net	-	188
Share-based compensation	289	350
Debt issuance expense amortization	518	303
Net loss from investment inaffiliates	109	45
Allowance for doubtful accounts	-	84

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(5,231)	(9,943)
Other receivables, operating supplies and prepaid expenses	(7,558)	(3,037)
Other	428	1,578
Increase (decrease) in liabilities:
Accounts payable	3,612	2,606
Accrued interest	6,182	3,857
Other	(585)	(964)
Net cash (used in) provided by operating activities from continuing operations	(2,042)	1,073

Net cash (used in) operating activities from discontinued operations	-	(431)
Total cash flows (used in) provided by operating activities	(2,042)	642

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(27,711)	(14,085)
Proceeds from disposal of assets, net	-	14,112
Net decrease in funding cash collateral of forward freight agreements	-	819
Net cash (used in) provided by investing activities from continuing operations	(27,711)	846

Net cash provided by investing activities from discontinued operations	-	1,950
Total cash flows (used in) provided by investing activities	(27,711)	2,796

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(3,114)	(2,615)
Proceeds from long-term financial debt	3,450	-
Increase in restricted cash	-	(14,700)
Other	(69)	(258)
Net cash provided by (used in) financing activities from continuing operations	267	(17,573)
Net (decrease) in cash and cash equivalents	(29,486)	(14,135)

Cash and cash equivalents at the beginning of year (including $304 and $304 related to discontinued operations)	$105,570	$53,201
Cash and cash equivalents at the end of period (including $304 and $299 related to discontinued operations)	$76,084	$39,066

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the three-months ended March 31, 2011 and 2010, with and without discontinued operations (on a net of tax basis):

($000’s)	Three months ended March 31, 2011 Incl. Disc. Op.	Three months ended March 31, 2010 Incl. Disc. Op.	% Change	Three months ended March 31, 2011 Excl. Disc. Op.	Three months ended March 31, 2010 Excl. Disc. Op.	% Change

Revenues	$58,322	$54,230	8%	$58,322	$54,230	8%

Adjusted EBITDA	$11,918	$19,629	-39%	$11,918	$20,143	-41%

Net (loss) income as reported	$(7,683)	$7,825		$(7,683)	$8,340
EPS as reported	$(0.26)	$0.26		$(0.26)	$0.28

Adjustments to net Income as reported

Unrealized non-cash gains on FFAs	0	(2,501)		0	(2,501)
Income tax on Exchange Variance Provision (1)	1,130	(1,102)		1,130	(1,102)

Adjusted Net (loss) Income	$(6,553)	$4,222		$(6,553)	$4,737
Adjusted EPS (In $)	$(0.22)	$0.14		$(0.22)	$0.16

(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2011:

	First Quarter Ended March 31, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$2,322	$1,445	$(1,154)	$2,613
Depreciation and amortization	4,738	2,142	2,320	9,200
Investment in affiliates / Net loss attributable to non-controlling interest in subsidiaries	(100)	18	(9)	(91)
Other net	(172)	-	22	(150)

Segment Adjusted EBITDA	$6,788	$3,605	$1,179	$11,572

Items not included in Segment Adjusted EBITDA
Financial income				162
Other financial income				184

Adjusted Consolidated EBITDA from continuing operations				$11,918
Adjusted Consolidated EBITDA from discontinued operations				$0

Adjusted Consolidated EBITDA				$11,918

The following table reconciles our Adjusted EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2010:

	First Quarter Ended March 31, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$1,975	$1,709	$2,639	$6,323
Depreciation and amortization	4,026	1,661	3,036	8,723
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(30)	(148)	(15)	(193)
Net gains on derivatives	-	-	9,103	9,103
Non-cash (gains) losses on derivatives, net			(2,501)	(2,501)
Other net	(210)	3	84	(123)

Segment Adjusted EBITDA	$5,761	$3,225	$12,346	$21,332

Items not included in Segment Adjusted EBITDA

Financial income				92
Other financial expenses				(1,281)

Adjusted Consolidated EBITDA from continuing operations				$20,143
Adjusted Consolidated EBITDA from discontinued operations				$(514)

Adjusted Consolidated EBITDA				$19,629

SK 02351 0010 1193846